SUBSCRIPTION AGREEMENT
FOR COMMON STOCK
OF
KARISHA PBC

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MATERIALS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THOSE OFFERING MATERIALS DO NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT BELOW. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

This Subscription Agreement (this "Agreement") is made and entered into as of the date indicated below (the "Effective Date") by and between Karisha PBC, a Texas public benefit corporation (the "Company"), and You, the undersigned investor ("Investor").

1.   Subscription. Investor hereby subscribes for and agrees to purchase shares of Common Stock (the "Shares" or "Securities") of the Company at $55.00 per share subject to the terms and conditions set forth in this Agreement. The rights of the Shares are as set forth in the Certificate of Incorporation and Bylaws of the Company included as part of the Offering Materials (defined below). Investor understands that the Shares are being offered pursuant to offering material filed with the SEC as part of the Regulation Crowdfund offering submission ("Offering Materials"). If there are any inconsistencies, the provisions of this Agreement supplement and supersede the terms of the Offering Materials. This Agreement is irrevocable and unconditional and continues notwithstanding the death, incapacity, dissolution or bankruptcy of, or any other event or proceeding affecting Investor.

In order to purchase Shares, Investor must:

   a.   Complete this Agreement. To invest in the Shares, please follow the instructions on the website maintained by WeFunder (the "Portal"). Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

   b.   Provide payment for the full purchase price for the Shares. To invest in the Shares, please follow the instructions on the Portal.

2.   Minimum Subscription Amount. The minimum subscription amount is $110.00.

3.   Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of Shares than Investor subscribes to purchase or may choose not to sell any Shares to Investor. If the Company accepts Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase the Shares at $55.00 per Share, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   <u>Voting Rights</u>. Holders of Shares shall have one vote per Share as provided in the Company's Articles and Bylaws however such voting will be conducted by proxy according to the terms of the SPV Subscription Agreement ("SPV Agreement") which is executed separately from this Agreement.

6.   <u>Dividends</u>. Holders of Shares will receive dividends only when, as, and if declared by the Company's Board of Directors out of funds legally available for such payments. No dividends are guaranteed.

7.   <u>Representations and Warranties of the Company</u>. As of the date of this Subscription Agreement, the Company represents and warrants that:

(a)   The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

(c)   The material provided by the Company on the Portal is accurate and correct.

8.   <u>Representations and Warranties of the Undersigned</u>. The undersigned Investor hereby represents and warrants to and covenants with the Company that:

(a)   *General*.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a resident of the state set forth in the information provided to the Portal and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(b) *Information Concerning the Company.*

(i) The undersigned has received a copy of the Offering Materials. The undersigned has not been furnished any offering literature other than the Offering Materials and has relied only on the information contained therein.

(ii) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Materials and in this Subscription Agreement. The undersigned represents that it is able to bear any loss associated with an investment in the Securities.

(iii) The undersigned confirms that it is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Materials or otherwise by the Company or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company nor any of its affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority to invest in the Securities.

(iv) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Materials. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return the previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(c)   *Non-Reliance.*

(i)   The undersigned represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other transaction documents that are described in the Offering Materials shall not be considered investment advice or a recommendation to purchase the Securities.

(ii)   The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

(d) *Status of Undersigned*. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e) *Foreign Investors*. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Investor's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Investor's jurisdiction.

(f) *Investor Suitability Requirements*. No investment limits are imposed on investors who are accredited investors as that term is defined in 17 CFR §230.501. If Investor is not accredited then: 1) if investor's annual income or net worth is less than $107,000, Investor's subscription amount cannot exceed 5 percent of the greater of Investor's annual income or net worth; or 2) if Investor's annual income or net worth is greater than $107,000, cannot exceed the greater of 10 percent of the Investor's annual income or net worth.

9.   *Restrictions on Transfer or Sale of Securities; Right of First Refusal*. As applies to the Investor:

(a)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(b)   The undersigned understands that the Securities are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**SEC**") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder). Accordingly, the undersigned understands that under the SEC's rules, the undersigned may dispose of the Securities principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of the undersigned. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period.

(c)   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except (1) pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws and (2) in compliance with the terms of this agreement, the Company's Articles of Incorporation, as amended from time to time, and bylaws; (B) that the certificates or other documentation representing or evidencing ownership of the Securities will bear a legend making reference to the restrictions contained herein; and (C) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions.

(d)   The undersigned acknowledges that any notice of issuance for the Securities, including any notice of issuance delivered upon any transfer of the Securities, will bear the following legends:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED UNLESS SUCH TRANSFER IS REGISTERED UNDER THE ACT AND SUCH LAWS OR QUALIFIES FOR AN EXEMPTION THEREFROM."

> "THE SECURITIES REFERENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING A RIGHT OF FIRST REFUSAL, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER THEREOF, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

(e)   Right of First Refusal; Offer to the Corporation and any holders of shares of the Company's stock ("Shareholders"). The undersigned acknowledges and agrees:

(i)   Except as may be specifically provided in this Agreement, any Shareholder desiring to make a Disposition shall first make an offer (the "Offer") to sell such Stock to the Corporation and to the other Shareholders.

The term "Disposition" shall mean any transfer (whether by gift, will, intestacy, sale, partition or otherwise), pledge, mortgage or other encumbrance, or any other disposition of Stock (or any interest therein) whatsoever, whether voluntary or involuntary (including, but not limited to, any mandatory or discretionary distribution of Stock to any beneficiary of any trust that holds such Stock, either during the term of the trust or upon termination of the trust).

(ii)   The Offer shall be sent to the Corporation and to the other Shareholders and shall state the number of shares involved; the names of, and the amount in cash or other consideration to be paid by or on behalf of, any proposed purchasers (and, if any proposed purchaser is not an individual, the principal owners and managers thereof);

and the terms of the proposed Disposition. The date of the Offer shall be the date on which a notice containing the Offer has been so sent to all parties entitled to receive it.

(iii)   The Corporation shall have the option for forty-five (45) days following an Offer to purchase the Stock subject to the Offer. The Corporation shall not be entitled to purchase any such Stock pursuant to this Section unless all the Stock subject to the Offer is purchased by the Corporation or by the Corporation and one or more of the other Shareholders (exercising their option pursuant to this Section).

(iv)   If the Corporation does not fully exercise its option to purchase all of the Stock subject to the Offer by giving notice prior to the expiration of the Corporation's option period, then the other Shareholders shall have the option, for thirty (30) days following the expiration of the Corporation's option period, to purchase not less than all the remaining Stock subject to the Offer in such proportions as they may mutually agree; provided, however, that each Shareholder electing to purchase such Stock shall have the right to purchase, at a minimum, that proportion of the number of shares of such Stock which the number of shares of Stock owned by such Shareholder bears to the total number of shares of Stock owned by all Shareholders electing to purchase.

(v)   If all the Stock subject to an Offer is not purchased by the Corporation and/or one or more of the other Shareholders, the Offeror shall be permitted, at any time or times within sixty (60) days after the lapse of the option arising in connection with such Offer, to dispose of all the Stock that was subject to such Offer; provided, however, that no such Disposition shall be made at a lower price (if the Disposition involves a sale) or on different terms or to any Person other than specified in such Offer; and further provided that no such Disposition shall be made unless the Person that will own the Stock after the proposed Disposition (should the proposed Disposition be consummated) satisfies the requirements of this Agreement. If no such Disposition is made within such 60-day period, the Offeror must make a new Offer prior to making any Disposition of such Stock.

(vi)   The price per share to be paid upon any purchase of Stock under this Section shall be the lower of the price to be paid by any proposed purchaser or purchasers of the Stock or a price equal to the value per share determined below, whichever is applicable:

(A)   At every annual meeting of Shareholders (or other mutually agreed time), the Shareholders shall agree upon the value of one (1) share of Stock for purposes of this Agreement. Such value shall be computed as of December 31 of each year and such value shall be stipulated on a valuation schedule in the minutes of the meeting. Failure of the Shareholders and the Corporation to stipulate the value of the Stock at any time when such stipulation is provided for herein shall not affect the validity or enforceability of this Agreement. If all the Shareholders and the Corporation have signed a statement setting forth the agreed value of one (1) share of Stock as of a date not more than thirteen (13) months prior to the Offer, the price per share for the purpose of this subsection shall be such agreed value.

(B)   In the absence of a statement of agreed value complying with the preceding subsection, the price shall be an amount determined by an appraiser agreed upon by the Corporation and by the Offeror. If such parties fail to agree upon the appointment of an appraiser within ten (10) days after the Offer, then the price shall be determined by an appraisal in the following manner: One (1) appraiser shall be named by the Corporation and one (1) appraiser shall be named by the Offeror. The initial selection of an appraiser shall be made by the Corporation within ten (10) days after the Offer by sending notification of such selection to the Offeror. Unless the party entitled to select the other appraiser does so within ten (10) days after such notification, and unless such party notifies the Corporation of such selection within such ten-day period, the decision of the appraiser selected by the Corporation shall be final and binding on all parties. If a second appraiser is selected, and if the two (2) appraisers cannot agree upon the price of the Stock within ten (10) days after the appointment of the second appraiser, the appraisers shall immediately appoint a third appraiser and the decision of the third appraiser shall be made within ten (10) days thereafter and the median of the three prices determined by the three appraisers shall be final and binding on all parties. In any appraisal of Stock prepared pursuant to this Agreement, there shall be no discount for minority ownership of Stock and no premium for controlling interests in Stock. The cost of any appraisal undertaken pursuant to the terms of this subsection shall be shared equally by the Corporation and by the Offeror.

(vii)   Unless otherwise agreed between the Offeror and the purchaser(s) of Stock under this Agreement, and subject to the other terms of this Agreement, the closing of all purchases under this Agreement shall be ninety days after the date of the Offer and shall take place at the offices of the Corporation. At least ten percent (10%) of the purchase price, as determined under this Section, of the Stock being acquired by each purchaser shall be paid in cash or by certified or cashier's check at the closing, and any balance shall be evidenced at such time by the negotiable promissory note of such purchaser, payable in sixty or fewer equal monthly installments beginning thirty days after the date of the closing, bearing interest at the rate set forth in this Section; provided, however, that if the Offer arises out of a Disposition involving a sale to a purchaser or purchasers, the purchaser under this -+*Section may elect to pay the purchase price in the same manner and on the same terms and conditions as are proposed to be paid in the proposed Disposition. Such notes shall be executed and delivered to the Offeror at the closing. All certificates evidencing Stock to be purchased shall be endorsed by or on behalf of the transferor and shall be delivered to the Secretary of the Corporation at the closing. Upon proof to the Secretary of the Corporation that the requirements of this Section have been met, the Secretary shall cause the Corporation to issue and deliver a certificate evidencing such purchaser's ownership of such Stock, subject to the pledge thereof as security for the note.

(viii)   All options to purchase Stock hereunder may be exercised by the Corporation giving the Offeror written notice of intent to purchase such Stock in accordance with the notice provisions of this Agreement.

(ix)   The interest rate applicable to any promissory note delivered pursuant to this Section shall be the "Prime Rate" quoted in the "Money Rate" section of the Wall Street Journal on the last business day prior to the date of the note (or if such Prime Rate quotation is not available, the prime rate quoted in another nationally distributed newspaper or periodical designated by the Secretary or Treasurer of the Corporation).

10.   Sale of Controlling Interest in Corporation; Covenant of Minority Shareholders. In the event that Shareholders holding more than fifty percent (50% plus 1 share) of the outstanding stock of the Company (the "Majority Shareholders") enter into a binding agreement with any Person or Persons (hereinafter referred to collectively as the "Control Transferees") to transfer control of the Company (in a single transaction or in a series of related transactions) during the term of this Agreement, then the remaining Shareholders (the "Minority Shareholders") agree to transfer all of their Stock to the Control Transferees at the same price per share and upon the same terms and conditions as are agreed to by the Majority Shareholders. For purposes of this Agreement, transfer of control of the Corporation shall mean the voluntary sale or transfer of shares of Stock aggregating not less than a majority of the Stock issued and outstanding as of the date of the sale or transfer.

11.   Repurchase. If the Company determines at any time and in its sole discretion, that the asset value of the Company and the record number of holders of the Company's securities would require the Company to register a class of its equity securities in the coming six month period under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the Investor for the purchase price per share as determined above in Section 9 plus any accrued and unpaid dividends on the Shares

12.   Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained herein and of the undersigned contained herein shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

13. <u>Obligations Irrevocable</u>. The obligations of the undersigned shall be irrevocable.

14. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

15. <u>Assignability</u>. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

16. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

17. <u>Mediation; Submission to Jurisdiction</u>. In the event of any dispute arising from this Agreement, the Company and the undersigned agree that before any suit or action is filed, they shall in good faith attempt to resolve the dispute through a mediation process. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Travis County, Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

18. <u>Governing Law</u>. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

19. <u>Section and Other Headings</u>. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

20. <u>Counterparts</u>. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

21. <u>Notices</u>. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company: Karisha PBC
       2200 Riverview Street
       Austin, TX 78702

If to the Investor: At the address provided to the Portal

22.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23.   <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (a) the acceptance of the subscription by the Company and the Closing, (b) changes in the transactions, documents and instruments described in the Offering Materials which are not material or which are to the benefit of the undersigned and (c) the death or disability of the undersigned.

24.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

25.   <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

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SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____ .

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:
Karisha PBC
_____

Founder Signature
_____

Name: Amina Haji
_____

Title: CEO, Founder
_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited